

05041270

AM 3-24-2005*

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR - 1 2005
526

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2004** (MM/DD/YY) AND ENDING **12/31/2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Balfour Investors Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rockefeller Plaza, Suite 1430
(No. and Street)

New York	**New York**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mel Nadler **(212) 489-7077**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/31/2005

3/24

OATH OR AFFIRMATION

I, **Jay S. Goldsmith & Harry I. Freund**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Balfour Investors Incorporated**, as of **December 31**, 20 **04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairmen of the Board

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 05

Dierdre Steinhaus Ainbinder

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [ ] (c) Statement of income (loss).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALFOUR INVESTORS INCORPORATED

DECEMBER 31, 2004

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Balfour Investors Incorporated

We have audited the accompanying statement of financial condition of Balfour Investors Incorporated as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Balfour Investors Incorporated as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



Kempisty & Company
Certified Public Accountants PC
New York, New York
February 14, 2005

BALFOUR INVESTORS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS		
Cash and cash equivalents	$	3,673
Deposit with clearing broker (Note 5)		25,000
Due from clearing broker (Note 5)		15,922
Securities owned, at market value (Note 3)		149,571
Fixed assets, net		1,155
Security deposits		11,236
Prepaid expenses		28,028
Other receivable		9,024
TOTAL ASSETS	$	243,609

LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	5,371
Corporate taxes payable		32,000
Payable to clearing broker (Note 5)		4,157
TOTAL LIABILITIES		41,528
Commitments (Note 9)		-
Stockholders' equity		
Common stock, no par value, authorized 200 shares, issued and outstanding 90 shares		900
Additional paid-in capital		232,500
Retained earnings		(31,319)
Total Stockholders' Equity		202,081
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	243,609

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Balfour Investors Incorporated (the "Company") a New York corporation is registered as a securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD")

Nature of Business

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing broker which carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer. The Company provides brokerage services to individuals and institutional clients and specializes in investing in securities of bankrupt and/or distressed companies.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions and related income and expenses are recorded on a settlement date basis. Commission revenues are also recorded on a settlement date basis.

Marketable securities owned by the Company are stated at quoted market values with unrealized gains and losses reflected in income.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2004 the Company's clearing broker held assets of $190,493 on behalf of the Company.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on a straight line basis for financial reporting purposes and an accelerated basis for tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for 2004.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued FIN No. 46 (Revised) ("FIN 46-R") to address certain FIN 46 implementation issues. This interpretation requires that the assets, liabilities, and results of activities of a Variable Interest Entity ("VIE") be consolidated into the financial statements of the enterprise that has a controlling interest in the VIE. FIN 46R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004, except for those VIE's that are considered to be special purpose entities, for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. For all entities that were acquired subsequent to January 31, 2003, this interpretation is effective as of the first interim or annual period ending after December 31, 2003. The adoption of FIN 46 did not have a material impact on the Company's results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Management believes that this statement did not have a material impact on the Company's results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No. 150 did not have a material effect on the Company's financial position.

NOTE 3- SECURITIES OWNED

Marketable securities owned at December 31, 2004 consist of trading and investment securities at quoted market values, as illustrated below:

		Owned
U.S. Treasury Bills	$	149,571

NOTE 4- RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2004, consist of the following:

		Receivable		Payable
Deposit with clearing broker	$	25,000	$	-
Receivable from clearing broker		15,922		-
Payable to clearing broker		-		4,157
	$	40,922	$	4,157

NOTE 5- PROVISION FOR STATE AND LOCAL TAXES

The Company elected "S Corporation" status with the Internal Revenue Service commencing in 1981, New Jersey state taxing authorities in 1997 and New York state in 2003. The stockholder includes the "S Corporation" income or loss in his individual tax returns, and accordingly, no federal income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status.

Provision for local income taxes is calculated on reported financial statement pretax income based on current tax law. The income tax provision consists of the following:

		Current		Deferred		Total
Local	$	32,000	$	-	$	32,000

NOTE 6- NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004 the Company's net capital was $152,388 which was $52,388 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.2452 to 1.

NOTE 7- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 8- COMMITMENTS

License Agreement

Effective July 1, 2004, the Company rents office space from an affiliate, on a month to month basis. The Company also rents storage space on a month to month basis.

Rent expense for the year ended December 31, 2004 was $82,584.

NOTE 9- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.